Exhibit 99.3

13 August 2012

James Hardie Industries SE

Results for the 1st Quarter Ended 30 June 2012

	Three Months Ended 30 June
US GAAP - US$ Millions	FY13		FY12		% Change

Net Sales
USA and Europe Fibre Cement		$252.0		$219.8	15
Asia Pacific Fibre Cement		87.7		93.8	(7)

Total Net Sales		$339.7		$313.6	8
Cost of goods sold		(229.7)		(205.4)	(12)

Gross profit		110.0		108.2	2
Selling, general and administrative expenses		(44.3)		(45.5)	3
Research & development expenses		(8.4)		(7.0)	(20)
Asbestos adjustments		25.2		(38.2)	—

EBIT		82.5		17.5	—
Net interest income (expense)		0.2		(1.0)	—
Other income (expense)		0.4		(1.5)	—

Operating profit before income taxes		83.1		15.0	—
Income tax expense		(14.6)		(14.0)	(4)

Net operating profit		$68.5		$1.0	—

Earnings per share - diluted (US cents)		15.6		0.2	—

Volume (mmsf)
USA and Europe Fibre Cement		388.1		332.4	17
Asia Pacific Fibre Cement		95.1		97.8	(3)

Average net sales price per unit (per msf)
USA and Europe Fibre Cement	US$	649	US$	661	(2)
Asia Pacific Fibre Cement	A$	913	A$	903	1

In this Management’s Analysis of Results, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page 11. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions, include “EBIT”, “EBIT margin”, “Operating profit” and “Net operating profit”. The company may also present other terms for measuring its sales volume (“million square feet” or “mmsf” and “thousand square feet” or “msf”); financial ratios (“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt (cash)”); and Non-US GAAP financial measures (“EBIT excluding asbestos and ASIC expenses”, “EBIT margin excluding asbestos and ASIC expenses”, “Net operating profit excluding asbestos, ASIC expenses and tax adjustments”, “Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments”, “Operating profit before income taxes excluding asbestos”, “Effective tax rate excluding asbestos and tax adjustments”, “EBITDA” and “General corporate costs excluding ASIC expenses and intercompany foreign exchange gain”). Unless otherwise stated, results and comparisons are of the 1st quarter of the current fiscal year versus the 1st quarter of the prior fiscal year.

Management’s Analysis of Results: James Hardie – 1st Quarter FY13	1

Total Net Sales

Total net sales for the quarter increased 8% compared to the prior corresponding quarter from US$313.6 million to US$339.7 million. The increase in total net sales reflected higher sales volume from the USA and Europe Fibre Cement segment and higher average net sales price in the Asia Pacific Fibre Cement segment, partially offset by a lower average net sales price in the USA and Europe Fibre Cement segment and lower sales volume in the Asia Pacific Fibre Cement segment. Revenue was also unfavourably impacted by depreciation of the Asia Pacific currencies against the US dollar, compared to the prior corresponding period.

USA and Europe Fibre Cement

Net sales increased 15% from US$219.8 million to US$252.0 million due to higher sales volume, which increased 17% from 332.4 million square feet in the prior corresponding quarter to 388.1 million square feet due to strong performance within the fibre cement category as well as share growth in northern markets, partially offset by a reduction in average net sales price.

Average net sales price decreased 2% from US$661 per thousand square feet in the prior corresponding quarter to US$649 per thousand square feet. The reduction in average net sales price was primarily a result of the company selling a higher proportion of its sales volume to the more price-sensitive portion of the market than in the prior period, including multi-family, starter home and move-up single family home segments.

Average net sales price increased 3% compared to the fourth quarter of the prior financial year, primarily due to the impact of seasonality in product mix.

Discussion

According to the US Census Bureau, single family housing starts, which are one of the key drivers of the company’s performance, were 152,200 in the June 2012 quarter, 23% above the June 2011 quarter.

Against this background, USA and Europe Fibre Cement EBIT increased 5% for the quarter due to higher sales volume, lower input costs (primarily pulp) and lower freight costs, partially offset by a lower average net sales price and higher fixed manufacturing and organisational costs.

For the quarter, the average NBSK pulp price was 12% lower at US$900 per ton, compared to the corresponding quarter of last year. NBSK pulp prices reached a peak of US$1,035 per ton in June 2011.

Although the US housing market remains subdued, industry data during the quarter suggests signs of improvement in builder confidence and increased interest among potential homebuyers. The company expects the US housing market activity level to increase over the prior year, with the recovery expected to occur at a moderate pace over a protracted period, as the broader US housing industry contends with continuing tight credit conditions, excess inventories, low levels of consumer confidence and elevated levels of unemployment.

Asia Pacific Fibre Cement

Net sales decreased 7% to US$87.7 million compared to the prior corresponding quarter. Unfavourable exchange rate movements in the value of the Asia Pacific business’ currencies compared to the US dollar resulted in a 5% decrease in US dollar net sales. In Australian dollars, net sales decreased 2% primarily due to a reduction in sales volume.

Management’s Analysis of Results: James Hardie – 1st Quarter FY13	2

Discussion

According to Australian Bureau of Statistics data, the total number of new housing approvals (on an original basis) for the June quarter decreased 11% compared to the prior corresponding quarter. The reduction in new housing approvals reflects weaker consumer confidence and the continued slowing of the broader Australian economy.

Notwithstanding the softening operating environment, the Australian business delivered solid operating performance in the quarter.

In New Zealand, the market continues to operate at subdued levels. Sales volume for the quarter was relatively flat when compared to the prior corresponding quarter.

The Philippines business contributed a solid result for the quarter, with modest gains in sales volume when compared to the prior corresponding quarter.

Gross Profit

Gross profit increased 2% from US$108.2 million to US$110.0 million. The gross profit margin decreased 2.1 percentage points from 34.5% to 32.4%.

Compared to the prior corresponding quarter, USA and Europe Fibre Cement gross profit increased 7%, while gross margin decreased by 2.3 percentage points. Gross margin was unfavourably impacted by lower average net sales price (1.8 percentage points) and higher fixed costs (1.8 percentage points), partially offset by lower pulp costs (1.3 percentage points) and lower freight costs (0.6 percentage points).

Asia Pacific Fibre Cement gross profit decreased 12% compared to the prior corresponding quarter and gross margin decreased 1.9 percentage points. Gross margin was unfavourably impacted by higher fixed unit manufacturing costs (2.2 percentage points), plant performance (1.5 percentage points) and unfavourable exchange rate movements (0.1 percentage points), partially offset by higher average net sales price (1.5 percentage points).

Selling, General and Administrative (SG&A) Expenses

SG&A expenses decreased 3% from US$45.5 million to US$44.3 million, primarily due to a decrease in general corporate costs (described further below), partially offset by higher employment and administrative expenses in the USA and Europe Fibre Cement segment.

SG&A expenses for the quarter included non-claims handling related operating expenses of the Asbestos Injuries Compensation Fund (AICF) of US$0.3 million.

Included in the current quarter is a US$5.5 million foreign exchange gain related to the repayment of an Australian dollar intercompany loan associated with the conclusion and settlement of the RCI tax litigation in Australia.

As a percentage of sales, SG&A expenses were 13.0%, compared to 14.5% in the prior corresponding quarter.

Research and Development Expenses

Research and development expenses increased 20% to US$8.4 million, compared to US$7.0 million in the prior corresponding quarter, to fund strategic initiatives during the quarter. Research and development expenses include costs associated with research projects that are designed to benefit all business units.

Management’s Analysis of Results: James Hardie – 1st Quarter FY13	3

These costs are recorded in the Research and Development segment rather than attributed to individual business units. These costs were 22.0% higher for the quarter at US$5.5 million, compared to the prior corresponding quarter.

Other research and development costs associated with commercialisation projects in business units are included in the business unit segment results. In total, these costs were 16.0% higher for the quarter at US$2.9 million, compared to the prior corresponding quarter.

Asbestos Adjustments

The company’s asbestos adjustments are derived from an estimate of future Australian asbestos-related liabilities in accordance with the Amended and Restated Final Funding Agreement (AFFA) that was signed with the New South Wales (NSW) Government in November 2006 and approved by the company’s security holders in February 2007.

The asbestos-related assets and liabilities are denominated in Australian dollars. Therefore, the reported value of these asbestos-related assets and liabilities in the company’s Consolidated Balance Sheet in US dollars is subject to adjustment, with a corresponding effect on the company’s Consolidated Statement of Operations, depending on the closing exchange rate between the two currencies at the balance sheet date.

For the quarter ended 30 June 2012, the Australian dollar depreciated against the US dollar by 2% compared to a 4% appreciation during the corresponding period of last year.

The current quarter included favourable asbestos adjustments of US$18.9 million, compared to unfavourable adjustments of US$38.2 million in the prior corresponding quarter due to the effect of foreign exchange movements. Asbestos adjustments in the current quarter also include favourable asbestos adjustments of US$6.3 million due to insurance receivables that were previously deemed uncollectible.

Claims Data

For the quarter ended 30 June 2012, the number of new claims of 130 is higher than new claims of 101 reported for the prior corresponding quarter and slightly higher than actuarial expectations of 126 for the current quarter.

The number of claims settled for the quarter of 138 is higher than claims settled of 109 in the prior corresponding quarter.

The average claim settlement for the quarter of A$252,000 is A$78,000 higher than the prior corresponding quarter. Although average claim sizes are below actuarial expectations for the current quarter, the average claim settlement has increased as a result of a higher proportion of mesothelioma claims.

Asbestos claims paid totalled A$35.2 million for the quarter ended 30 June 2012, an increase from A$25.1 million for the prior corresponding quarter and above actuarial expectation of A$30.9 million. The higher-than-expected expenditure was due to higher-than-expected settlement activity.

All figures provided in this Claims Data section are gross of insurance and other recoveries. Readers are referred to Note 7 of the company’s 30 June 2012 Condensed Consolidated Financial Statements for further information on asbestos adjustments.

AICF Loan Facility

On 17 February 2012, AICF made an initial drawdown of A$29.7 million (being US$32.0 million translated at the prevailing spot exchange rate at 17 February 2012) under the secured standby loan facility and related agreements (the “Facility”) with The State of New South Wales, Australia. The initial drawing was reflected on the consolidated balance sheet within Current portion of long-term debt – Asbestos at 31 March 2012.

Management’s Analysis of Results: James Hardie – 1st Quarter FY13	4

On 2 April 2012, the company made an early contribution of US$138.7 million to AICF, which enabled AICF to fully repay all amounts outstanding under the Facility on 3 April 2012.

Because the company consolidates AICF due to the company’s pecuniary and contractual interests in AICF as a result of the funding arrangements outlined in the AFFA, any drawings, repayments or payments of accrued interest by AICF under the Facility impact the company’s consolidated financial position, results of operations and cash flows.

Any drawings, repayments, or payments of accrued interest under the Facility by AICF do not impact the company’s free cash flow, as defined in the AFFA, on which annual contributions remitted by the company to AICF are based. James Hardie Industries SE and its wholly-owned subsidiaries are not a party to, guarantor of, or security provider in respect of the Facility.

Readers are referred to Note 7 of the company’s 30 June 2012 Condensed Consolidated Financial Statements for further information.

EBIT

EBIT for the quarter increased from US$17.5 million in the prior corresponding quarter to US$82.5 million. EBIT for the quarter included favourable asbestos adjustments of US$25.2 million (resulting from the depreciation of the Australian dollar against the US dollar and third party insurance recoveries related to asbestos claims), AICF SG&A expenses of US$0.3 million and ASIC expenses of US$0.1 million. For the corresponding quarter in the prior year, EBIT included unfavourable asbestos adjustments of US$38.2 million (resulting solely from the appreciation of the Australian dollar against the US dollar), AICF SG&A expenses of US$0.6 million and ASIC expenses of US$0.2 million as shown in the table below.

EBIT - US$ Millions	Three Months Ended 30 June
	FY13	FY12	% Change
USA and Europe Fibre Cement	$50.3	$48.0	5
Asia Pacific Fibre Cement	17.7	21.1	(16)
Research & Development	(6.0)	(5.1)	(18)
General Corporate:
General corporate costs	(4.4)	(7.7)	43
Asbestos adjustments	25.2	(38.2)	—
AICF SG&A expenses	(0.3)	(0.6)	50

EBIT	82.5	17.5	—

Excluding:

Asbestos:
Asbestos adjustments	(25.2)	38.2	—
AICF SG&A expenses	0.3	0.6	(50)
ASIC related expenses	0.1	0.2	(50)

EBIT excluding asbestos and ASIC expenses	$57.7	$56.5	2

Net sales	$339.7	$313.6	8

EBIT margin excluding asbestos and ASIC expenses	17.0%	18.0%

Management’s Analysis of Results: James Hardie – 1st Quarter FY13	5

USA and Europe Fibre Cement EBIT

USA and Europe Fibre Cement EBIT for the quarter increased 5% from US$48.0 million to US$50.3 million compared to the corresponding quarter of the prior year. The increase in EBIT was primarily due to higher sales volume, lower input costs (primarily pulp) and lower freight costs, partially offset by a lower average net sales price and higher fixed manufacturing and organisational costs. The USA and Europe Fibre Cement EBIT margin was 1.8 percentage points lower at 20.0%.

Asia Pacific Fibre Cement EBIT

Asia Pacific Fibre Cement EBIT for the quarter decreased 16% from US$21.1 million to US$17.7 million compared to the corresponding quarter in the prior year. In Australian dollars, Asia Pacific Fibre Cement EBIT for the quarter decreased 12% due to lower sales volume, unfavourable geographic mix, higher fixed unit manufacturing costs as a result of lower volumes and expenses related to feasibility studies for anticipated capacity expansion, partially offset by higher average net sales price. The Asia Pacific Fibre Cement EBIT margin was 2.3 percentage points lower for the quarter at 20.2%.

General Corporate Costs

General corporate costs for the quarter decreased 43% from US$7.7 million to US$4.4 million when compared to the prior corresponding quarter.

Included in the current quarter is a US$5.5 million foreign exchange gain related to the repayment of an Australian dollar intercompany loan associated with the conclusion and settlement of the RCI case.

For the quarter, ASIC expenses decreased from US$0.2 million in the prior corresponding quarter to US$0.1 million.

General corporate costs excluding ASIC expenses and intercompany foreign exchange gain increased from US$7.5 million in the corresponding quarter of the prior year to US$9.8 million in the current quarter.

Net Interest Income (Expense)

Net interest moved from an expense of US$1.0 million in the prior corresponding quarter to net interest income of US$0.2 million in the current quarter. Net interest income for the quarter included AICF interest income of US$1.1 million and other interest income of US$0.4 million, partially offset by a realised loss of US$0.5 million on settlements of certain interest rate swaps and interest and borrowing costs relating to the company’s external credit facilities of US$0.8 million. Net interest expense in the prior corresponding quarter included a realised loss of US$0.8 million on interest rate swaps and interest and borrowing costs of US$0.8 million relating to the company’s external credit facilities, partially offset by AICF interest income of US$0.5 million and other interest income of US$0.1 million.

Other Income (Expense)

For the quarter, other income moved from an expense of US$1.5 million in the prior corresponding quarter to income of US$0.4 million. Movements in other income (expense) for the quarter are solely due to changes in the fair value accounting of interest rate swap contracts, which were favourably impacted by an increase in medium-term US dollar interest rates in the quarter.

Management’s Analysis of Results: James Hardie – 1st Quarter FY13	6

Income Tax

Income Tax Expense

Income tax expense for the quarter increased from US$14.0 million to US$14.6 million. The company’s effective tax rate on earnings excluding asbestos and tax adjustments was 23.5% for the quarter, compared to 26.5% for the corresponding quarter of the prior year.

The decrease in the effective tax rate on earnings excluding asbestos and tax adjustments relative to the prior corresponding quarter is due to a higher proportion of taxable earnings in jurisdictions with lower statutory income tax rates. The company’s geographic mix of earnings and expenses is also affected by fluctuations in foreign currency exchange rates of the US dollar to relevant local jurisdiction currencies.

Tax Adjustments

The company recorded net favourable tax adjustments of US$1.0 million for the quarter compared US$0.1 million for the prior corresponding quarter.

Tax adjustments for the quarter consist of net tax benefits that the company anticipates will eventually become unavailable. Tax adjustments in the prior corresponding quarter consist of adjustments in the value of provisions for uncertain tax positions and reflected net tax benefits that the company anticipated would eventually become unavailable.

Net Operating Profit

Net operating profit for the quarter was US$68.5 million, compared to US$1.0 million for the corresponding quarter of the prior year. Net operating profit excluding asbestos, ASIC expenses and tax adjustments increased 11% from US$39.4 million to US$43.8 million as shown in the table below.

Net Operating Profit - US$ millions	Three Months Ended 30 June
	FY13	FY12	% Change
Net operating profit	$68.5	$1.0	—

Excluding:
Asbestos:
Asbestos adjustments	(25.2)	38.2	—
AICF SG&A expenses	0.3	0.6	(50)
AICF interest income	(1.1)	(0.5)	—
Tax expense related to asbestos adjustments	2.2	—	—

ASIC related expenses	0.1	0.2	(50)

Tax adjustments	(1.0)	(0.1)	—

Net operating profit excluding asbestos, ASIC expenses and tax adjustments	$43.8	$39.4	11

Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments (US cents)	10.0	9.0	11

Management’s Analysis of Results: James Hardie – 1st Quarter FY13	7

Cash Flow

Net cash provided by operating activities increased from US$22.0 million in the prior corresponding quarter to US$49.6 million for the quarter ended 30 June 2012. Net cash provided by operating activities in the prior corresponding quarter was unfavourably impacted by a non-recurring payment of withholding taxes of US$35.5 million arising from the company’s corporate structure simplification, as announced on 17 May 2011.

Net capital expenditure for the purchase of property, plant and equipment increased to US$14.9 million, from US$12.0 million in the prior corresponding quarter.

In the second quarter of fiscal year 2013, net operating cash flow will be unfavourably affected by a contribution to AICF of US$45.4 million, which was made on 2 July 2012, in accordance with the terms of the AFFA.

Capital Management and Dividends

On 23 July 2012, the company paid an ordinary dividend to shareholders of US38.0 cents per security, as announced on 21 May 2012. The total amount of the dividend was US$166.4 million.

On 23 January 2012, the company paid an interim ordinary dividend to shareholders of US4.0 cents per security. The total amount of the dividend was US$17.4 million.

On 21 May 2012, the company announced a new share buyback program to acquire up to 5% of its issued capital during the following twelve months. Administrative arrangements of the buyback have been completed and purchases may commence in the future depending on market conditions and pricing.

The company is continuing to explore options to improve capital efficiency through a more appropriately leveraged balance sheet and intends to provide a further update at its second quarter results announcement in November 2012.

Liquidity and Capital Resources

Excluding AICF loan facility (which James Hardie is not a party to, guarantor of or security provider for), the company’s net cash position increased from US$265.4 million at 31 March 2012 to US$297.6 million at 30 June 2012. In July 2012, the company’s net cash position was impacted by a dividend payment of US$166.4 million and a contribution to AICF of US$45.4 million.

Management’s Analysis of Results: James Hardie – 1st Quarter FY13	8

At 30 June 2012, the company had credit facilities totalling US$280.0 million, of which none was drawn. The credit facilities are all uncollateralised and consist of the following:

	At 30 June 2012
Description	Effective Interest Rate	Total Facility	Principal Drawn
(US$ millions)

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until September 2012	—	$50.0	$—

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until December 2012	—	130.0	—

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2013	—	50.0	—

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2014	—	50.0	—

Total		$280.0	$—

The company draws on and repays amounts available under its term facilities throughout the financial year. During the quarter, the company did not draw down or make repayments on any of its term facilities. The weighted average remaining term of the total credit facilities at 30 June 2012 was 0.7 years.

If the company is unable to extend its remaining credit facilities, or is unable to renew its existing credit facilities on terms that are substantially similar to the ones it presently has, it may experience liquidity issues and may have to reduce its levels of planned capital expenditures, suspend share buy-back activities or dividend payments, or take other measures to conserve cash in order to meet its future cash flow requirements.

The company has historically met its working capital needs and capital expenditure requirements from a combination of cash flow from operations, credit facilities and other borrowings and proceeds from the sale of property, plant and equipment. Seasonal fluctuations in working capital generally have not had a significant impact on its short-term or long-term liquidity.

The company anticipates it will have sufficient funds to meet its planned working capital and other expected cash requirements for the next twelve months based on its existing cash balances and anticipated operating cash flows arising during the year. The company anticipates that any additional cash requirements will be met from existing unutilised committed credit facilities and anticipated future net operating cash flow.

Asbestos Compensation

On 2 April 2012, the company made an advance payment of US$138.7 million (A$132.3 million) to AICF, approximately three months earlier than this amount would ordinarily be contributed. This early contribution was made in accordance with arrangements agreed with the NSW Government and AICF and represents 35% of amounts received from the ATO by RCI, a wholly-owned subsidiary of the company. The company made a further contribution of approximately US$45.4 million to AICF on 2 July 2012. Total contributions of US$184.1 million in fiscal year 2013 represent 35% of the company’s free cash flow for financial year 2012, as defined by the AFFA.

From the time AICF was established in February 2007 through July 2012, the company has contributed A$599.2 million to the fund.

Management’s Analysis of Results: James Hardie – 1st Quarter FY13	9

END

Media/Analyst Enquiries:

Sean O’ Sullivan

Vice President Investor and Media Relations

Telephone:	+61 2 8274 5246

Email:	media@jameshardie.com.au

This Management’s Analysis of Results forms part of a package of information about James Hardie’s results. It should be read in conjunction with the other parts of this package, including the Media Release, the Management Presentation and the Condensed Consolidated Financial Statements.

These documents, along with an audio webcast of the Management Presentation on 13 August 2012, are available from the Investor Relations area of the company’s website at www.jameshardie.com

The company routinely posts information that may be of importance to investors in the Investor Relations section of its website, including press releases, financial results and other information. The company encourages investors to consult this section of its website regularly.

The company filed its annual report on Form 20-F for the year ended 31 March 2012 with the SEC on 2 July 2012.

All holders of the company’s securities may receive, on request, a hard copy of our complete audited consolidated financial statements, free of charge. Requests can be made via the Investor Relations area of the company’s website or by contacting one of the company’s corporate offices. Contact details are available on the company’s website.

Management’s Analysis of Results: James Hardie – 1st Quarter FY13	10

Definitions

Non-financial Terms

ABS – Australian Bureau of Statistics.

AFFA – Amended and Restated Final Funding Agreement.

AICF – Asbestos Injuries Compensation Fund Ltd.

ASIC – Australian Securities and Investments Commission.

ATO – Australian Taxation Office.

NBSK – Northern Bleached Softwood Kraft; the company’s benchmark grade of pulp.

Financial Measures – US GAAP equivalents

EBIT and EBIT margin – EBIT, as used in this document, is equivalent to the US GAAP measure of operating income. EBIT margin is defined as EBIT as a percentage of net sales.

Operating profit – is equivalent to the US GAAP measure of income.

Net operating profit – is equivalent to the US GAAP measure of net income.

Sales Volume

mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

Financial Ratios

Gearing Ratio – Net debt (cash) divided by net debt (cash) plus shareholders’ equity.

Net interest expense cover – EBIT divided by net interest expense (excluding loan establishment fees).

Net interest paid cover – EBIT divided by cash paid during the period for interest, net of amounts capitalised.

Net debt payback – Net debt (cash) divided by cash flow from operations.

Net debt (cash) – short-term and long-term debt less cash and cash equivalents.

Return on Capital Employed – EBIT divided by gross capital employed.

Management’s Analysis of Results: James Hardie – 1st Quarter FY13	11

Non-US GAAP Financial Measures

EBIT and EBIT margin excluding asbestos and ASIC expenses – EBIT and EBIT margin excluding asbestos and ASIC expenses are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.

US$ Millions	Q1 FY 2013	Q1 FY 2012

EBIT	$82.5	$17.5

Asbestos:
Asbestos adjustments	(25.2)	38.2
AICF SG&A expenses	0.3	0.6

ASIC related expenses	0.1	0.2

EBIT excluding asbestos and ASIC expenses	57.7	56.5

Net sales	$339.7	$313.6

EBIT margin excluding asbestos and ASIC expenses	17.0%	18.0%

Net operating profit excluding asbestos, ASIC expenses and tax adjustments – Net operating profit excluding asbestos, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net income. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

US$ Millions	Q1 FY 2013	Q1 FY 2012

Net operating profit	$68.5	$1.0

Asbestos:
Asbestos adjustments	(25.2)	38.2
AICF SG&A expenses	0.3	0.6
AICF interest income	(1.1)	(0.5)
Tax expense related to asbestos adjustments	2.2	—

ASIC related expenses	0.1	0.2

Tax adjustments	(1.0)	(0.1)

Net operating profit excluding asbestos, ASIC expenses and tax adjustments	$43.8	$39.4

Management’s Analysis of Results: James Hardie – 1st Quarter FY13	12

Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments – Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

US$ Millions	Q1 FY 2013	Q1 FY 2012
Net operating profit excluding asbestos, ASIC expenses and tax adjustments	$43.8	$39.4

Weighted average common shares outstanding - Diluted (millions)	438.5	438.7

Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments (US cents)	10.0	9.0

Effective tax rate excluding asbestos and tax adjustments – Effective tax rate excluding asbestos and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

US$ Millions	Q1 FY 2013	Q1 FY 2012

Operating profit before income taxes	$83.1	$15.0

Asbestos:
Asbestos adjustments	(25.2)	38.2
AICF SG&A expenses	0.3	0.6
AICF interest income	(1.1)	(0.5)

Operating profit before income taxes excluding asbestos	$57.1	$53.3

Income tax expense	(14.6)	(14.0)

Asbestos:
Tax expense related to asbestos adjustments	2.2	—
Tax adjustments	(1.0)	(0.1)

Income tax expense excluding tax adjustments	(13.4)	(14.1)

Effective tax rate excluding asbestos and tax adjustments	23.5%	26.5%

Management’s Analysis of Results: James Hardie – 1st Quarter FY13	13

EBITDA – is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate EBITDA in the same manner as James Hardie has and, accordingly, EBITDA may not be comparable with other companies. Management has included information concerning EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.

US$ Millions	Q1 FY 2013	Q1 FY 2012

EBIT	$82.5	$17.5
Depreciation and amortisation	15.4	16.2

Adjusted EBITDA	$97.9	$33.7

General corporate costs excluding ASIC expenses and Intercompany foreign exchange gain – General corporate costs excluding ASIC expenses and intercompany foreign exchange gain is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than general corporate costs. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.

US$ Millions	Q1 FY 2013	Q1 FY 2012
General corporate costs	$4.4	$7.7

Excluding:
ASIC related expenses	(0.1)	(0.2)
Intercompany foreign exchange gain	5.5	—

General corporate costs excluding ASIC expenses and intercompany foreign exchange gain	$9.8	$7.5

Supplemental Financial Information

James Hardie’s management measures its operating performance and analyses year-over-year changes in operating results with and without the effect of the net AFFA liability recorded in the fourth quarter of fiscal year 2006 and believes that security holders will do the same.

As set forth in Note 7 of the 30 June 2012 Condensed Consolidated Financial Statements, the net AFFA liability, while recurring, is based on periodic actuarial determinations, claims, experience and currency fluctuations. It has no relation to the results of the company’s operations. Accordingly, management believes that the following information is useful to it and investors in evaluating ongoing operating financial performance.

The following tables are considered non-GAAP and are not intended to be used or viewed in any respect as substitutes for the company’s GAAP consolidated financial statements. These non-GAAP measures should only be viewed as a supplement to reported GAAP financial statements, and, in all cases, the corresponding GAAP amounts are shown on the same line as the non-GAAP measure, to avoid any possible confusion.

The following tables should be read in conjunction with JHI SE’s financial statements and related notes contained in the company’s 30 June 2012 Condensed Consolidated Financial Statements.

Management’s Analysis of Results: James Hardie – 1st Quarter FY13	14

James Hardie Industries SE

Consolidated Balance Sheet

30 June 2012

(unaudited)

US$ Millions	Total Fibre Cement Operations- excluding Asbestos Compensation	Asbestos Compensation	As Reported
ASSETS
Current assets
Cash and cash equivalents	$681.8	$(384.2)	$297.6
Restricted cash and cash equivalents	2.6	—	2.6
Restricted cash and cash equivalents - Asbestos	—	31.7	31.7
Restricted short-term investments - Asbestos	—	112.8	112.8
Accounts and other receivables, net of allowance for doubtful accounts of $2.0 million	146.0	—	146.0
Inventories	187.7	—	187.7
Prepaid expenses and other current assets	23.4	0.2	23.6
Insurance receivable - Asbestos	—	21.1	21.1
Workers’ compensation - Asbestos	—	0.4	0.4
Deferred income taxes	16.4	—	16.4
Deferred income taxes - Asbestos	—	20.7	20.7

Total current assets	1,057.9	(197.3)	860.6
Restricted cash and cash equivalents	2.4	—	2.4
Property, plant and equipment, net	660.8	2.2	663.0
Insurance receivable - Asbestos	—	196.8	196.8
Workers’ compensation - Asbestos	—	81.4	81.4
Deferred income taxes	13.5	—	13.5
Deferred income taxes - Asbestos	—	405.0	405.0
Other assets	36.1	—	36.1

Total assets	$1,770.7	$488.1	$2,258.8

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$91.1	$3.0	$94.1
Dividends payable	166.4	—	166.4
Accrued payroll and employee benefits	28.4	0.2	28.6
Accrued product warranties	6.5	—	6.5
Income taxes payable	58.4	28.2	86.6
Asbestos liability	—	122.2	122.2
Workers’ compensation - Asbestos	—	0.4	0.4
Other liabilities	22.6	—	22.6

Total current liabilities	373.4	154.0	527.4
Deferred income taxes	102.3	—	102.3
Accrued product warranties	20.5	—	20.5
Asbestos liability	—	1,463.4	1,463.4
Workers’ compensation - Asbestos	—	81.4	81.4
Other liabilities	35.6	1.2	36.8

Total liabilities	531.8	1,700.0	2,231.8

Commitments and contingencies (Note 9)
Shareholders’ equity (deficit)
Common stock	224.5	—	224.5
Additional paid-in capital	69.8	—	69.8
Retained earnings (accumulated deficit)	902.3	(1,214.8)	(312.5)
Accumulated other comprehensive income	42.3	2.9	45.2

Total shareholders’ equity (deficit)	1,238.9	(1,211.9)	27.0

Total liabilities and shareholders’ equity (deficit)	$1,770.7	$488.1	$2,258.8

Management’s Analysis of Results: James Hardie – 1st Quarter FY13	15

James Hardie Industries SE

Consolidated Statement of Operations

For the three months ended 30 June 2012

(unaudited)

US$ Millions	Total Fibre Cement Operations- excluding Asbestos Compensation	Asbestos Compensation	As Reported

Net Sales	$339.7	$—	$339.7
Cost of goods sold	(229.7)	—	(229.7)

Gross profit	110.0	—	110.0
Selling, general and administrative expenses	(44.0)	(0.3)	(44.3)
Research and development expenses	(8.4)	—	(8.4)
Asbestos adjustments	—	25.2	25.2

EBIT	57.6	24.9	82.5
Net Interest (expense) income	(0.9)	1.1	0.2
Other income	0.4	—	0.4

Operating profit before income taxes	57.1	26.0	83.1
Income tax expense	(12.4)	(2.2)	(14.6)

Net operating profit	$44.7	$23.8	$68.5

Management’s Analysis of Results: James Hardie – 1st Quarter FY13	16

James Hardie Industries SE

Consolidated Statement of Cash Flows

For the three months ended 30 June 2012

(unaudited)

US$ Millions	Total Fibre Cement Operations- excluding Asbestos Compensation	Asbestos Compensation	As Reported

Cash Flows from Operating Activities

Net income	44.7	23.8	$68.5
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortisation	15.4	—	15.4
Deferred income taxes	(0.4)	—	(0.4)
Stock-based compensation	1.6	—	1.6
Asbestos adjustments	—	(25.2)	(25.2)
Changes in operating assets and liabilities:
Restricted cash and cash equivalents	138.9	23.4	162.3
Payment to the AICF	—	(138.7)	(138.7)
Accounts and other receivables	(10.9)	0.7	(10.2)
Inventories	(0.1)	—	(0.1)
Prepaid expenses and other assets	(1.1)	0.9	(0.2)
Insurance receivable - Asbestos	—	11.4	11.4
Accounts payable and accrued liabilities	16.3	—	16.3
Asbestos liability	—	(36.2)	(36.2)
Other accrued liabilities	(16.1)	1.2	(14.9)

Net cash provided by (used in) operating activities	$188.3	$(138.7)	$49.6

Cash Flows From Investing Activities
Purchases of property, plant and equipment	(14.9)	—	(14.9)

Net cash used in investing activities	$(14.9)	$—	$(14.9)

Cash Flows from Financing Activities
Proceeds from issuance of shares	1.1	—	1.1

Net cash provided by financing activities	$1.1	$—	$1.1

Effect of exchange rate changes on cash	(3.6)	—	(3.6)

Net increase (decrease) in cash and cash equivalents	170.9	(138.7)	32.2
Cash and cash equivalents at beginning of period	265.4	—	265.4

Cash and cash equivalents at end of period	$436.3	$(138.7)	$297.6

Components of Cash and Cash Equivalents
Cash at bank and on hand	427.2	(138.7)	288.5
Short-term deposits	9.1	—	9.1

Cash and cash equivalents at end of period	$436.3	$(138.7)	$297.6

Management’s Analysis of Results: James Hardie – 1st Quarter FY13	17

Forward-Looking Statements

This Management’s Analysis of Results contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the SEC, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include:

•	statements about the company’s future performance;

•	projections of the company’s results of operations or financial condition;

•	statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or our products;

•	expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;

•	expectations that the company’s credit facilities will be extended or renewed;

•	expectations concerning dividend payments and share buy-backs;

•	statements concerning the company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;

•	statements regarding tax liabilities and related audits, reviews and proceedings;

•	statements as to the possible consequences of proceedings brought against the company and certain of its former directors and officers by the Australian Securities and Investments Commission (ASIC);

•

expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	expectations concerning indemnification obligations;

•

statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and

•

statements about economic conditions, such as economic or housing recovery, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risks Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 2 July 2012, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company’s corporate domicile from The Netherlands to Ireland to become an Irish SE including employee relations, changes in corporate governance and potential tax benefits; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favourable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions.

Management’s Analysis of Results: James Hardie – 1st Quarter FY13	18